

May 9, 2013

Via E-Mail
Kurt Berney, Esq.
O'Melveny & Myers LLP
37th Floor, Plaza 66, 1266 Nanjing Road West
Shanghai, 200040
People's Republic of China

> **Re: 7 Days Group Holdings Limited**
> **Amendment No. 1 to Schedule 13E-3**
> **Filed May 1, 2013**
> **File No. 5-85261**

Dear Mr. Berney:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Schedule 13E-3

1. We note your response to comment one in our letter dated April 23, 2013. Please revise the disclosure to describe any current or past relationship or affiliation with Mr. Chien Lee, Ms. Qiong Zhang and Mr. Minjian Shi and any of their interests in or benefits received in the going private transaction. Please also disclose their interests in net book value and net earnings on page 66 and their beneficial ownership information on page 125. Further, we note that these persons have provided a fairness determination as members of the consortium; please disclose the reasons for including their fairness determination when you do not consider them to be filing persons on the Schedule 13E-3.

2. Please further advise as to the consideration given to whether Jaguar Investment Pte and Mr. Meng Ann Lim are engaged in the going private transaction and accordingly, should be filing persons on the Schedule 13E-3.

3. We note your response to comment two in our letter dated April 23, 2013; however, we reissue our comment. Please file Exhibit A to the Interim Investors Agreement. In addition, please file and describe the terms of the Assignment and Assumption Agreement and the Amended and Restated Interim Investors Agreement and any exhibits.

Special Factors, page 27

Background of the Merger, page 27

4. We note your response to comment seven in our letter dated April 23, 2013. Please supplementally provide us with any written materials provided by Warburg Pincus, including any valuations, financial analysis or board presentation materials. We may have further comment. We note that Warburg's financial analysis was received and considered by J.P. Morgan, the Special Committee and at least one director, Mr. Perlman, in negotiating the merger consideration, in determining the fairness of the consideration, and in deciding whether to approve the merger. In this regard, the requirements of Item 9 of Schedule 13E-3 are intended to ensure full disclosure concerning the material elements in the determination of the consideration to be offered in the Rule 13e-3 transaction. See SEC Release 34-14185 (November 17, 1977).

The Company's Net Book Value and Net Earnings, page 66

5. Please revise footnote 2 to describe how the ownership percentages may change pursuant to the equity commitment letters.

Please direct any questions to me at (202) 551-3411. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ Peggy Kim

Peggy Kim
Special Counsel

Office of Mergers & Acquisitions